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                          October 25, 2023

       Frank Heuszel
       Chief Executive Officer and Director
       Impact BioMedical, Inc.
       1400 Broadfield Blvd. , Suite 130
       Houston, TX 77084

                                                        Re: Impact BioMedical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 17,
2023
                                                            File No. 333-275062

       Dear Frank Heuszel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Darrin Ocasio, Esq.